Filed Pursuant to Rule 424(b)(3)
Registration No. 333-140134

THE TRIZETTO GROUP, INC.

1,578,445 shares of Common Stock

This prospectus relates to the offer and sale from time to time of up to 1,578,445 shares of our outstanding common stock by selling shareholders. Such shares include 491,488 shares issued to the former securityholders of Plan Data Management, Inc. (“PDM”) at the closing of the acquisition of PDM by us pursuant to that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 26, 2006, by and among us, PDM, and the other parties named therein, and up to 1,086,957 shares of common stock that may be issued to the former PDM securityholders pursuant to the terms of the Merger Agreement upon the achievement of specified milestones.

The prices at which the selling stockholders may sell the shares in this offering will be determined by the prevailing market prices at the time of such sales or by negotiated transactions. We will not receive any proceeds from the sale of the shares.

Our common stock is traded on the Nasdaq Global Select Market under the symbol “TZIX.” On June 5, 2007, the last reported sale price for our common stock on the Nasdaq Global Select Market was $18.42 per share.

See “Risk Factors” beginning on page 3 to read about the risks you should consider carefully before purchasing shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the common stock offered hereby or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 5, 2007

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. Offers to sell, and offers to buy, the securities are valid only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as to the date of this prospectus, regardless of the time of delivery of the prospectus or of any sale of the securities.

ABOUT THE TRIZETTO GROUP

The Company

We are distinctly focused on accelerating healthcare payers’ ability to lead the industry’s transformation by providing information technology solutions that enhance revenue growth, drive administrative efficiency and improve the cost and quality of care for their members. We offer a broad portfolio of proprietary information technology products and services targeted to the payer industry, which is comprised of health insurance plans and third party benefits administrators.

We were incorporated in Delaware in May 1997 with the merger of two organizations: System One, a provider of online electronic-funds transfer technology, and Margolis Health Enterprises, a provider of technology consulting to healthcare organizations. The combination created a company dedicated to healthcare information technology products and services. Our principal executive offices are located at 567 San Nicholas Drive, Suite 360, Newport Beach, California 92660.

RISK FACTORS

Our business faces significant risks. The risks described below may not be the only risks we face. If any of the events or circumstances described in the following risks actually occur, our business, results of operations or financial condition could suffer, and the trading price of our common stock could decline.

We cannot predict if we will be able to sustain our revenue or positive net income.

We may not be able to sustain our current level of revenue or positive net income. We currently derive our revenue primarily from providing hosted solutions, software licensing and maintenance, and other services such as consulting. We depend on the continued demand for healthcare information technology and related services. We plan to continue investing in administrative infrastructure, research and development, sales and marketing, and acquisitions. If we are not able to sustain our current levels of revenue or maintain our profitability, our operations may be adversely affected.

Revenue from a limited number of customers comprises a significant portion of our total revenue, and if these customers terminate or modify existing contracts or experience business difficulties, it could adversely affect our earnings.

As of March 31, 2007, we were providing services to 357 unique customers. Two of our customers, WellPoint (including its affiliate, WPMI) and the Regence Group, represented approximately 24% of our consolidated revenue in the first quarter of March 31, 2007.

Although we typically enter into multi-year customer agreements, a majority of our customers are able to reduce or cancel their use of our services before the end of the contract term, subject to monetary penalties which are not significant. We also provide services to some hosted customers without long-term contracts. In addition, many of our contracts are structured so that we generate revenue based on units of volume, which include the number of members, number of workstations or number of users. If our customers experience business difficulties and the units of volume decline or if a customer ceases operations for any reason, we will generate less revenue under these contracts and our operating results may be materially and adversely impacted.

Our operating expenses are relatively fixed and cannot be reduced on short notice to compensate for unanticipated contract cancellations or reductions. As a result, any termination, significant reduction or modification of our business relationships with any of our significant customers could have a material adverse effect on our business, financial condition, operating results and cash flows.

Our business is changing rapidly, which could cause our quarterly operating results to vary and our stock price to fluctuate.

Our quarterly operating results have varied in the past, and we expect that they will continue to vary in future periods. Our quarterly operating results can vary significantly based on a number of factors, such as:

•	our mix of products and services revenue;

•	our ability to add new customers and renew existing accounts;

•	selling additional products and services to existing customers;

•	long and unpredictable sales cycles;

•	meeting project milestones and customer expectations;

•	seasonality in information technology purchases;

•	the timing of new customer sales; and

•	general economic conditions.

Variations in our quarterly operating results could cause us to not meet the earnings estimates of securities analysts or the expectations of our investors, which could affect the market price of our common stock in a manner that may be unrelated to our long-term operating performance.

We base our expense levels in part upon our expectations concerning future revenue, and these expense levels are relatively fixed in the short-term. If we do not achieve our expected revenue targets, we may not be able to reduce our short-term spending in response. Any shortfall in revenue would have a direct impact on our results of operations.

The intensifying competition we face from both established entities and new entries in the market may adversely affect our revenue and profitability.

The market for our technology and services is highly competitive and rapidly changing and requires potentially expensive technological advances. Many of our competitors and potential competitors have significantly greater financial, technical, product development, marketing and other resources, and greater market recognition than we have. Many of our competitors also have, or may develop or acquire, substantial installed customer bases in the healthcare industry. As a result, our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the development, promotion, and sale of their applications or services than we can devote.

Our competitors can be categorized as follows:

•

information technology and outsourcing companies, such as Perot Systems Corporation, IBM, Affiliated Computer Services, DST (who acquired the healthcare division of Computer Sciences Corporation), Electronic Data Systems Corporation and Infocrossing;

•

healthcare information software vendors, including the newly combined DST/Amisys Synertech Inc., Perot Systems Corporation and Electronic Data Systems Corporation and Plexis in the health plan market, as well as Eldorado and SBPA in the benefits administration market and MMC 2020, Gorman and Dynamics in the Medicare Advantage market;

•

healthcare information technology consulting firms, such as First Consulting Group, Inc., Proxicom (ACS) and the consulting divisions or former affiliates of the major accounting firms, such as Deloitte Consulting and Accenture;

•	healthcare e-commerce and portal companies, such as Emdeon Corporation (formerly WebMD Corporation), HealthTrio, Avolent, edocs and BenefitFocus;

•	enterprise application integration vendors such as Vitria, SeeBeyond, TIBCO, Fuego and M2;

•	care management software and service companies such as HealthTrio, MEDecision, McKesson, Emdeon, HealthAtoZ and Click4Care;

•	consumer retail software and services companies such as, CareGain and FiServ; and

•	health plans, themselves, some of whom are providing hosting and BPO services to the marketplace and leveraging capabilities across the aggregated membership of multiple organizations.

Further, other entities that do not presently compete with us may do so in the future, including major software information systems companies and financial services entities.

We believe our ability to compete will depend in part upon our ability to:

•	enhance our current technology and services;

•	respond effectively to technological changes;

•	introduce new capabilities for current and new market segments;

•	meet the increasingly sophisticated needs of our customers; and

•	maintain and continue to develop partnerships with vendors.

Increased competition may result in price reductions, reduced margins, and loss of market share, any of which could have a material adverse effect on our results of operations. In addition, pricing, margins, and market share could be negatively impacted further as a greater number of available products in the marketplace increases the likelihood that product and service offerings in our markets become more fungible and price sensitive.

Our sales and implementation cycles are long and unpredictable.

We have experienced and continue to experience long and unpredictable sales cycles, particularly for contracts with large customers, or customers purchasing multiple products and services. Enterprise software typically requires significant capital expenditures by customers, and the decision to outsource IT-related services is complicated and time-consuming. Major purchases by large payer organizations typically range from nine to 12 months or more from initial contact to contract execution. The prospects currently in our pipeline may not sign contracts within a reasonable period of time or at all.

In addition, our implementation cycle has ranged from 12 to 24 months or longer from contract execution to completion of implementation. During the sales cycle and the implementation cycle, we will expend substantial time, effort, and financial resources preparing contract proposals, negotiating the contract, and implementing the solution. We may not realize any revenue to offset these expenditures, and, if we do, accounting principles may not allow us to recognize the revenue during corresponding periods, which could harm our future operating results. Additionally, any decision by our customers to delay implementation may adversely affect our revenues.

Consolidation of healthcare payer organizations and benefits administrators could decrease the number of our existing and potential customers.

There has been and continues to be acquisition and consolidation activity among healthcare payers and benefits administrators. Mergers or consolidations of payer organizations in the future could decrease the number of our existing and potential customers. The acquisition of a customer could reduce our revenue and have a negative impact on our results of operations and financial condition. A smaller overall market for our products and services could also result in lower revenue and margins. In addition, healthcare payer organizations are increasing their focus on consumer directed healthcare, in which consumers interact directly with health plans through administrative services provided by health plans to employer groups. These services compete with the services provided by benefits administrators and could result in additional consolidation in the benefits administration market.

Some of our significant customers may develop their own software solutions, which could decrease the demand for our products.

Some of our customers in the healthcare payer industry have, or may seek to acquire, the financial and technological resources necessary to develop software solutions to perform the functions currently serviced by our products and services. Additionally, consolidation in the healthcare payer industry could result in additional organizations having the resources necessary to develop similar software solutions. If these organizations successfully develop and utilize their own software solutions, they may discontinue their use of our products or services, which could materially and adversely affect our results of operations.

We depend on our software application vendor relationships, and if our software application vendors terminate or modify existing contracts or experience business difficulties, or if we are unable to establish new relationships with additional software application vendors, it could harm our business.

We depend, and will continue to depend, on our licensing and business relationships with third-party software application vendors. Our success depends significantly on our ability to maintain our existing relationships with our vendors and to build new relationships with other vendors in order to enhance our services and application offerings and remain competitive. Although most of our licensing agreements are perpetual or automatically renewable, they are subject to termination in the event that we materially breach such agreements. We may not be able to maintain relationships with our vendors or establish relationships with new vendors. The software, products or services of our third-party vendors may not achieve or maintain market acceptance or commercial success. Accordingly, our existing relationships may not result in sustained business partnerships, successful product or service offerings or the generation of significant revenue for us.

Our arrangements with third-party software application vendors are not exclusive. These third-party vendors may not regard our relationships with them as important to their own respective businesses and operations. They may reassess their commitment to us at any time and may choose to develop or enhance their own competing distribution channels and product support services. If we do not maintain our existing relationships or if the economic terms of our business relationships change, we may not be able to license and offer these services and products on commercially reasonable terms or at all. Our inability to obtain any of these licenses could delay service development or timely introduction of new services and divert our resources. Any such delays could materially adversely affect our business, financial condition, operating results and cash flows.

Our licenses for the use of third-party software applications are essential to the technology solutions we provide for our customers. Loss of any one of our major vendor agreements may have a material adverse effect on our business, financial condition, operating results and cash flows.

We rely on third-party software vendors for components of our software products.

Our software products contain components developed and maintained by third-party software vendors, and we expect that we may have to incorporate software from third-party vendors in our future products. We may not be able to replace the functions provided by the third-party software currently offered with our products if that software becomes obsolete, defective, or incompatible with future versions of our products or is not adequately maintained or updated. Any significant interruption in the availability of these third-party software products or defects in these products could harm the sale of our products unless and until we can secure or develop an alternative source. Although we believe there are adequate alternate sources for the technology currently licensed to us, such alternate sources may not be available to us in a timely manner, may not provide us with the same functions as currently provided to us or may be more expensive than products we currently use.

We have sustained rapid growth, and our inability to manage this growth could harm our business.

We have rapidly and significantly expanded our operations since inception and may continue to do so in the future. This growth has placed, and may continue to place, a significant strain on our managerial, operational, and financial resources, and information systems. If we are unable to manage our growth effectively, it could have a material adverse effect on our business, financial condition, operating results, and cash flows.

Our acquisition strategy may disrupt our business and require additional financing.

Since our initial public offering in October 1999, we have made ten acquisitions. A significant portion of our historical growth has occurred through acquisitions and we may continue to seek strategic acquisitions as part of our growth strategy. We compete with other companies to acquire businesses, making it difficult to acquire suitable companies on favorable terms or at all. Acquisitions may require significant capital, typically entail many risks, and can result in difficulties integrating operations, personnel, technologies, products and information systems of acquired businesses.

We may be unable to successfully integrate companies that we have acquired or may acquire in the future in a timely manner. If we are unable to successfully integrate acquired businesses, we may incur substantial costs and delays or other operational, technical or financial problems. In addition, the integration of our acquisitions may divert our management’s attention from our existing business, which could damage our relationships with our key customers and employees.

To finance future acquisitions, we may issue equity securities that could be dilutive to our stockholders. We may also incur debt and additional amortization expenses related to goodwill and other intangible assets as a result of acquisitions. The interest expense related to this debt and additional amortization expense may significantly reduce our profitability and have a material adverse effect on our business, financial condition, operating results and cash flows. Acquisitions may also result in large one-time charges as well as goodwill and intangible assets and impairment charges in the future that could negatively impact our operating results.

Our need for additional financing is uncertain as is our ability to raise capital if required.

If we are not able to sustain our positive net income, we may need additional financing to fund operations or growth. We may not be able to raise additional funds through public or private financings at any particular point in the future or on favorable terms. Future financings could adversely affect our common stock and debt securities.

Our business will suffer if our software products contain errors.

The proprietary and third party software products we offer are inherently complex. Despite our testing and quality control procedures, errors may be found in current versions, new versions or enhancements of our products. Significant technical challenges may also arise with our products because our customers purchase and deploy those products across a variety of computer platforms and integrate them with a number of third-party software applications and databases. If new or existing customers have difficulty deploying our products or require significant amounts of customer support, our costs would increase. Moreover, we could face possible claims and higher development costs if our software contains undetected errors or if we fail to meet our customers’ expectations. As a result of the foregoing, we could experience:

•	loss of or delay in revenue and loss of market share;

•	loss of customers;

•	damage to our reputation;

•	failure to achieve market acceptance;

•	diversion of development resources;

•	increased service and warranty costs;

•	legal actions by customers against us which could, whether or not successful, increase costs and distract our management; and

•	increased insurance costs.

We could lose customers and revenue if we fail to meet contractual obligations including performance standards and other material obligations.

Many of our service agreements contain performance standards and other post contract obligations. Our failure to meet these standards or breach other material obligations under our agreements could trigger remedies for our customers including termination, financial penalties and refunds that could have a material adverse effect on our business, financial condition, operating results and cash flows.

If our ability to expand our network and computing infrastructure is constrained in any way, we could lose customers and damage our operating results.

We must continue to expand and adapt our network and technology infrastructure to accommodate additional users, increased transaction volumes, changing customer requirements and technological obsolescence. We may not be able to accurately project the rate or timing of increases, if any, in the use of our hosted solutions or be able to expand and upgrade our systems and infrastructure to accommodate such increases. We may be unable to expand or adapt our network infrastructure to meet additional demand or our customers’ changing needs on a timely basis, at a commercially reasonable cost or at all. Our current information systems, procedures and controls may not continue to support our operations while maintaining acceptable overall performance and may hinder our ability to exploit the market for healthcare applications and services. Service lapses could cause our users to switch to the services of our competitors, which could have a material adverse effect on our business, financial condition, operating results and cash flows.

Performance or security problems with our systems could damage our business.

Our customers’ satisfaction and our business could be harmed if we, or our customers, experience any system delays, failures, or loss of data.

Although we devote substantial resources to avoid performance problems, errors may occur. Errors in the processing of customer data may result in loss of data, inaccurate information, and delays. Such errors could cause us to lose customers and be liable for damages. We currently process a substantial number of our customers’ transactions and data at our data centers in Colorado. Although we have safeguards for emergencies and we have contracted backup processing for our customers’ critical functions, the occurrence of a major catastrophic event or other system failure at any of our facilities could interrupt data processing or result in the loss of stored data. In addition, we depend on the efficient operation of telecommunication providers that have had periodic operational problems or experienced outages.

A material security breach could damage our reputation or result in liability to us. We retain confidential customer and federally protected patient information in our data centers. Therefore, it is critical that our facilities and infrastructure remain secure and that our facilities and infrastructure are perceived by the marketplace to be secure. Despite the implementation of security measures, our infrastructure may be vulnerable to physical break-ins, computer viruses, programming errors, attacks by third parties, or similar disruptive problems.

Our services agreements generally contain limitations on liability, and we maintain insurance with appropriate coverage limits for general liability and professional liability to protect against claims associated with the use of our products and services. However, the contractual provisions and insurance coverage may not provide adequate coverage against all possible claims that may be asserted. In addition, appropriate insurance may be unavailable in the future at commercially reasonable rates. A successful claim in excess of our insurance coverage could have a material adverse effect on our business, financial condition, operating results, and cash flows. Even unsuccessful claims could result in litigation or arbitration costs and may divert management’s attention from our existing business.

Our success depends on our ability to attract, retain and motivate management and other key personnel.

Our success depends in large part on the continued services of management and key personnel. Competition for personnel in the healthcare information technology market is intense, and there are a limited number of persons with knowledge of, and experience in, this industry. We do not have employment agreements with most of our executive officers, so any of these individuals may terminate his or her employment with us at any time. The loss of services from one or more of our management or key personnel, or the inability to hire additional management or key personnel as needed, could have a material adverse effect on our business, financial condition, operating results, and cash flows. Although we currently experience relatively low rates of turnover for our management and key personnel, the rate of turnover may increase in the future. In addition, we expect to further grow our operations and our needs for additional management and key personnel will increase. Our continued ability to compete effectively in our business depends on our ability to attract, retain, and motivate these individuals.

We rely on an adequate supply and performance of computer hardware and related equipment from third parties to provide services to larger customers and any significant interruption in the availability or performance of third-party hardware and related equipment could adversely affect our ability to deliver our products to certain customers on a timely basis.

As we offer our hosted solution services and software to a greater number of customers and particularly to larger customers, we may be required to obtain specialized computer equipment from third parties that can be difficult to obtain on short notice. Any delay in obtaining such equipment may prevent us from delivering large systems to our customers on a timely basis. We also may rely on such equipment to meet required performance standards. We may have no control over the resources that third parties may devote to service our customers or satisfy performance standards. If such performance standards are not met, we may be adversely impacted under our service agreements with our customers.

Any failure or inability to protect our technology and confidential information could adversely affect our business.

Our success depends in part upon proprietary software and other confidential information. The software and information technology industries have experienced widespread unauthorized reproduction of software products and other proprietary technology. We rely on a combination of copyright, patent, trademark and trade secret laws, confidentiality procedures, and contractual provisions to protect our intellectual property. However, these protections may not be sufficient, and they do not prevent independent third-party development of competitive products or services.

We execute confidentiality and non-disclosure agreements with certain employees and our suppliers, as well as limit access to and distribution of our proprietary information. The departure of any of our management and technical personnel, the breach of their confidentiality and non-disclosure obligations to us, or the failure to achieve our intellectual property objectives could have a material adverse effect on our business, results of operations and financial condition. We have had, and may continue to have, employees leave us and go to work for competitors. If we are not successful in prohibiting the unauthorized use of our proprietary technology or the use of our processes by a competitor, our competitive advantage may be significantly reduced which would result in reduced revenues.

Our products may infringe the intellectual property rights of others, which may cause us to incur unexpected costs or prevent us from selling our products.

We cannot be certain that our products do not infringe issued patents or other intellectual property rights of others. In addition, because patent applications in the United States and many other countries are not publicly disclosed until a patent is issued, applications covering technology used in our software products may have been filed without our knowledge. We may be subject to legal proceedings and claims from time to time, including claims of alleged infringement of the patents, trademarks and other intellectual property rights of third parties by us or our licensees in connection with their use of our products. Intellectual property litigation is expensive and time-consuming and could divert our management’s attention away from running our business and seriously harm our business. If we were to discover that our products violated the intellectual property rights of others, we would have to obtain licenses from these parties in order to continue marketing our products without substantial reengineering. We might not be able to obtain the necessary licenses on acceptable terms or at all, and if we could not obtain such licenses, we might not be able to reengineer our products successfully or in a timely fashion. If we fail to address any infringement issues successfully, we would be forced to incur significant costs, including damages and potentially satisfying indemnification obligations that we have with our customers, and we could be prevented from selling certain of our products.

If our consulting services revenue does not grow substantially, our revenue growth could be adversely impacted.

Our consulting services revenue represents a significant component of our total revenue and we anticipate that it will continue to represent a significant percentage of total revenue in the future. The level of consulting services revenue depends upon the healthcare industry’s demand for outsourced information technology services and our ability to deliver products that generate implementation and follow-on consulting services revenue. Our ability to increase services revenue will depend in part on our ability to increase the capacity of our consulting group, including our ability to recruit, train and retain a sufficient number of qualified personnel.

The insolvency of our customers or the inability of our customers to pay for our services could negatively affect our financial condition.

Healthcare payers are often required to maintain restricted cash reserves and satisfy strict balance sheet ratios promulgated by state regulatory agencies. In addition, healthcare payers are subject to risks that physician groups or associations within their organizations become subject to costly litigation or become insolvent, which may adversely affect the financial stability of the payer. If healthcare payers are unable to pay for our services because of their need to maintain cash reserves or failure to maintain balance sheet ratios or solvency, our ability to collect fees for services rendered would be impaired and our financial condition could be adversely affected.

Changes in government regulation of the healthcare industry could adversely affect our business.

During the past several years, the healthcare industry has been subject to increasing levels of government regulation of, among other things, reimbursement rates and certain capital expenditures. In addition, proposals to substantially reform Medicare, Medicaid, and the healthcare system in general have been or are being considered by Congress. These proposals, if enacted, may further increase government involvement in healthcare, lower reimbursement rates, and otherwise adversely affect the healthcare industry which could adversely impact our business. The impact of regulatory developments in the healthcare industry is complex and difficult to predict, and our business could be adversely affected by existing or new healthcare regulatory requirements or interpretations.

Participants in the healthcare industry, such as our payer customers, are subject to extensive and frequently changing laws and regulations, including laws and regulations relating to the confidential treatment and secure transmission of patient medical records, and other healthcare information. Legislators at both the state and federal levels have proposed and enacted additional legislation relating to the use and disclosure of medical information, and the federal government may enact new federal laws or regulations in the near future. Pursuant to the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), the Department of Health and Human Services has issued a series of regulations setting forth security, privacy and transactions standards for all health plans, clearinghouses, and healthcare providers to follow with respect to individually identifiable health information. Many of our customers are also subject to state laws implementing the federal Gramm-Leach-Bliley Act, relating to certain disclosures of nonpublic personal health information and nonpublic personal financial information by insurers and health plans.

Our payer customers must comply with HIPAA, its regulations, and other applicable healthcare laws and regulations. In addition, we may be deemed to be a covered entity subject to HIPAA because we offer our customers products that convert data to a HIPAA compliant format. Accordingly, we must comply with certain provisions of HIPAA and in order for our products and services to be marketable, they must contain features and functions that allow our customers to comply with HIPAA and other healthcare laws and regulations. We believe our products currently allow our customers to comply with existing laws and regulations. However, because HIPAA and its regulations have yet to be fully interpreted, our products may require modification in the future. If we fail to offer solutions that permit our customers to comply with applicable laws and regulations, our business will suffer.

We perform billing and claims services that are governed by numerous federal and state civil and criminal laws. The federal government in recent years has imposed heightened scrutiny on billing and collection practices of healthcare providers and related entities, particularly with respect to potentially fraudulent billing practices, such as submissions of inflated claims for payment and upcoding. Violations of the laws regarding billing and coding may lead to civil monetary penalties, criminal fines, imprisonment, or exclusion from participation in Medicare, Medicaid and other federally funded healthcare programs for our customers and for us. Any of these results could have a material adverse effect on our business, financial condition, operating results, and cash flows.

In addition, laws governing healthcare payers are often not uniform among states. This could require us to undertake the expense and difficulty of tailoring our products in order for our customers to be in compliance with applicable state and local laws and regulations.

Part of our business is subject to government regulation relating to the Internet that could impair our operations.

The Internet and its associated technologies are subject to increasing government regulation. A number of legislative and regulatory proposals are under consideration by federal, state, local, and foreign governments, and agencies. Laws or regulations may be adopted with respect to the Internet relating to liability for information retrieved from or transmitted over the Internet, on-line content regulation, user privacy, taxation and quality of products and services. Many existing laws and regulations, when enacted, did not anticipate the methods of the Internet-based hosted, software and information technology solutions we offer. We believe, however, that these laws may be applied to us. We expect our products and services to be in substantial compliance with all material federal, state and local laws and regulations governing our operations. However, new legal requirements or interpretations applicable to the Internet could decrease the growth in the use of the Internet, limit the use of the Internet for our products and services or prohibit the sale of a particular product or service, increase our cost of doing business, or otherwise have a material adverse effect on our business, results of operations and financial conditions. To the extent that we market our products and services outside the United States, the international regulatory environment relating to the Internet and healthcare services could also have an adverse effect on our business.

Increased leverage as a result of our convertible note offerings may harm our financial condition and results of operations.

On October 5, 2005, we completed a private placement of $100.0 million aggregate principal amount of our 2.75% Convertible Senior Notes due 2025 (the “2025 Notes”). On April 17, 2007, we completed a private placement of $230.0 million aggregate principal amount of our 1.125% Convertible Senior Notes due 2012 (the “2012 Notes,” and together with the 2025 Notes, defined as the “Notes”). The indebtedness under the Notes constitutes senior unsecured obligations and will rank equally with all of our existing and future unsecured indebtedness. The Notes were issued pursuant to indentures with Wells Fargo Bank, National Association, as trustee (the “Indentures”).

As of March 31, 2007, our total consolidated long-term debt was $175.1 million. In addition, the Indentures do not restrict our ability to incur additional indebtedness, and we may choose to incur additional debt in the future. Our level of indebtedness could have important consequences to you, because:

•	it could affect our ability to satisfy our debt obligations under the Notes or our credit facility;

•

a substantial portion of our cash flows from operations will have to be dedicated to interest and principal payments of our debt obligations and may not be available for operations, expansion, acquisitions or other purposes;

•	it may impair our ability to obtain additional financing in the future;

•	it may limit our flexibility in planning for, or reacting to, changes in our business and industry; and

•	it may make us more vulnerable to downturns in our business, our industry or the economy in general.

Our ability to make payments of principal and interest on our indebtedness depends upon our future performance, which will be subject to our success in marketing our products and services, general economic conditions and financial, business and other factors affecting our operations, many of which are beyond our control. If we are not able to generate sufficient cash flow from operations in the future to service our indebtedness, we may be required, among other things:

•	to seek additional financing in the debt or equity markets;

•	to refinance or restructure all or a portion of our indebtedness;

•	to sell assets; and/or

•	to reduce or delay planned expenditures on research and development and/or commercialization activities.

Such measures might not be sufficient to enable us to service our debt. In addition, any such financing, refinancing or sale of assets might not be available on economically favorable terms or at all.

We have certain repurchase and payment obligations under the Notes and we may not be able to repurchase such Notes or pay the amounts due upon conversion of the Notes when necessary.

On various dates, holders of certain of the Notes may require us to purchase, for cash, all or a portion of their Notes at 100% of their principal amount, plus any accrued and unpaid interest. If a fundamental change occurs, as defined in the Indentures, including a change in control transaction, holders of such Notes may also require us to repurchase, for cash, all or a portion of their Notes. In addition, upon conversion of such Notes if we have made an irrevocable election to settle conversion in cash, we would be required to satisfy our conversion obligation up to the principal amount of the Notes in cash. Our ability to repurchase the Notes and settle the conversion of the Notes in cash is effectively subordinated to our senior credit facility and may be limited by law, by the Indentures, by the terms of other agreements relating to our senior debt and by indebtedness and agreements that we may enter into in the future which may replace, supplement or amend our existing or future debt. Our failure to repurchase the Notes or make the required payments upon conversion would constitute an event of default under the Indentures, which would in turn constitute a default under the terms of our senior credit facility and other indebtedness at that time.

Our common stock price has been, and may continue to be, volatile and our shareholders may not be able to resell shares of our stock at or above the price paid for such shares.

The price for shares of our common stock has exhibited high levels of volatility with significant volume and price fluctuations, which makes our common stock unsuitable for many investors. For example, for the three months ended March 31, 2007, the closing price of our common stock ranged from a high of $21.68 to a low of $17.91. The fluctuations in price of our common stock have occasionally been related to our operating performance. These broad fluctuations may negatively impact the market price of shares of our common stock. The price of our common stock has also been influenced by:

•	fluctuations in our results of operations or the operations of our competitors or customers;

•	failure of our results of operations to meet the expectations of stock market analysts and investors;

•	changes in stock market analyst recommendations regarding us, our competitors or our customers; and

•	the timing and announcements of new products or financial results by us or our competitors.

Future issuances of common stock may depress the trading price of our common stock.

Any future issuance of equity securities, including the issuance of shares upon conversion of the Notes, could dilute the interests of our existing stockholders and could substantially decrease the trading price of our common stock. We may issue equity securities in the future for a number of reasons, including to finance our operations and business strategy, to adjust our ratio of debt to equity, to satisfy our obligations upon the exercise of outstanding warrants or options or for other reasons.

Our stockholder rights plan and charter documents could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders.

Our stockholder rights plan and certain provisions of our certificate of incorporation and Delaware law are intended to encourage potential acquirers to negotiate with us and allow our Board of Directors the opportunity to consider alternative proposals in the interest of maximizing shareholder value. However, such provisions may also discourage acquisition proposals or delay or prevent a change in control, which in turn, could harm our stock price.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that have been made pursuant to the provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “forecasts,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue” or the negative of such terms and other comparable terminology. These forward-looking statements may include statements about future revenues, profits, financial results, the market for our services, future service offerings, industry trends, client and partner relationships, our operational capabilities, future financial structure and uses of cash or proposed transactions.

Actual results may differ materially from those stated in any forward-looking statements based on a number of factors, including:

•	the effectiveness of implementing our business plan;

•	the market’s acceptance of our new and existing products and services;

•	the timing of new bookings;

•	risks associated with management of growth;

•	reliance on third parties to supply key components of our services;

•	attraction and retention of employees;

•	variability of quarterly operating results;

•	competitive factors;

•	risks associated with acquisitions;

•	changes in demand for third party products or solutions which form the basis of our service and product offerings;

•	financial stability of our customers;

•	our ability to accurately forecast based on existing data, projections, and market conditions;

•	the success of any third party infringement suit made against us;

•	our ability to meet our contractual obligations to customers, including service level and disaster recovery commitments; and

•	changes in government laws and regulations and risks associated with rapidly changing technology.

In addition you should consider the other risks identified in the section of this prospectus entitled “Risk Factors” and our SEC filings, including, but not limited to, our annual report on Form 10-K and quarterly reports on Form 10-Q. These forward-looking statements are only predictions. These factors may cause our actual events to differ materially from any forward-looking statement. We do not undertake to update any forward-looking statement.

USE OF PROCEEDS

The proceeds from the sale of each of the selling stockholder’s common stock will belong to that selling stockholder. We will not receive any proceeds from such sales.

DIVIDEND POLICY

We have never paid cash dividends on our common stock. We currently anticipate that we will retain earnings, if any, to support operations and to finance the growth and development of our business and do not anticipate paying cash dividends in the foreseeable future. The payment of cash dividends by us is restricted by our senior credit facility, which contain restrictions prohibiting us from paying any cash dividends without the lender’s prior approval.

PRICE RANGE OF OUR COMMON STOCK

Our common stock has been traded on the Nasdaq Stock Market under the symbol “TZIX” since October 8, 1999.

The following table shows the high and low closing prices of our common stock as reported on the Nasdaq Stock Market for the periods indicated:

Quarters Ended	High	Low
June 30, 2007 (through June 5, 2007)	$20.31	$17.02
March 31, 2007	$21.68	$17.91
December 31, 2006	$18.95	$14.25
September 30, 2006	$15.53	$11.89
June 30, 2006	$17.68	$12.69
March 31, 2006	$19.74	$16.11
December 31, 2005	$17.33	$13.09
September 30, 2005	$17.21	$14.12
June 30, 2005	$14.34	$8.80
March 31, 2005	$9.48	$8.05

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 95,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of preferred stock, $0.001 par value.

Common Stock

As of March 31, 2007, there were 45,248,209 shares of common stock outstanding. Holders of common stock are entitled to one vote per share on all matters to be voted upon by stockholders. In accordance with Delaware law, the affirmative vote of a majority of the shares represented and voting at a duly held meeting at which a quorum is present (which shares voting affirmatively also constitute at least a majority of the required quorum) shall be the act of the stockholders. The shares of common stock have no preemptive rights, no redemption or sinking fund provisions, and are not liable for further call or assessment. The holders of common stock are entitled to receive dividends when and as declared by the board of directors out of funds legally available for dividends.

Upon a liquidation of the company, our creditors will be paid before any distribution to holders of our common stock. Subject to rights of any shares of preferred stock then outstanding, the holders of common stock would be entitled to receive a pro rata distribution per share of any excess amount.

Preferred Stock

Our amended and restated certificate of incorporation empowers the board of directors to issue up to 5,000,000 shares of preferred stock from time to time in one or more series. The board of directors also may fix the designation, privileges, preferences and rights and the qualifications, limitations and restrictions of those shares, including dividend rights, conversion rights, voting rights, redemption rights, terms of sinking funds, liquidation preferences and the number of shares constituting any series or the designation of the series. Terms selected could decrease the amount of earnings and assets available for distribution to holders of our common stock or adversely affect the rights and power, including voting rights, of the holders of our common stock without any further vote or action by the stockholders. The rights of holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued by us in the future. In 2000, our board of directors designated 1,000,000 shares of preferred stock as Series A junior participating preferred stock in connection with the adoption of our stockholder rights plan, as described below.

Stockholder Rights Plan

On September 25, 2000, our board of directors adopted a stockholder rights plan, pursuant to which it declared a dividend of one preferred share purchase right for each outstanding share of common stock. The description and terms of these rights are set forth in a Rights Agreement, dated October 19, 2000, as amended, between TriZetto and U.S. Stock Transfer Corporation, as rights agent. The rights trade with, and are inseparable from, the common stock. Each right will allow its holder to purchase from us one one-hundredth of a share of new Series A junior participating preferred stock for $75.00 once the rights become exercisable.

The rights will not be exercisable until:

•

10 days after the public announcement that a person or group has become an “acquiring person” by obtaining beneficial ownership of 15% or more of the outstanding shares of common stock (excluding specified existing stockholders holding more than 15% of the outstanding common stock); or

•

if earlier, 10 business days (or a later date determined by the board of directors before any person or group becomes an acquiring person) after a person or group begins a tender or exchange offer which, if completed, would result in that person or group becoming an “acquiring person.”

The date when the rights become exercisable is referred to as the distribution date. Until that date, the common stock certificates will also evidence the rights, and any transfer of shares of common stock will constitute a transfer of rights. After that date, the rights will separate from the common stock and be evidenced by book-entry credits or by rights certificates that we will mail to all eligible holders of common stock. Any rights held by an acquiring person are void and may not be exercised. The board of directors may reduce the threshold at which a person or group becomes an acquiring person from 15% to not less than 10% of the outstanding common stock, but any such reduction in the threshold will not cause a person or a group to become an acquiring person by the lowering of the threshold below the percentage that such person or group already owns.

If a person or group becomes an acquiring person, all holders of rights except the acquiring person may, for $75.00 per share, purchase shares of common stock with a market value of $150.00, based on the market price of the common stock prior to such acquisition.

If we are later acquired in a merger or similar transaction after the distribution date, all holders of rights except the acquiring person may, for $75.00, purchase shares of the acquiring corporation with a market value of $150.00 based on the market price of the acquiring corporation’s stock, prior to such merger.

Each one one-hundredth of Series A junior participating preferred stock, if issued:

•	will not be redeemable;

•	will entitle holders to quarterly dividend payments equal to the dividend paid on one share of common stock;

•

will entitle holders upon liquidation either to receive $1 per one one-hundredth interest of a share of Series A junior participating preferred stock or an amount equal to the payment made on one share of common stock, whichever is greater;

•	will have the same voting power as one share of common stock; and

•	if shares of common stock are exchanged via merger, consolidation, or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of common stock.

The value of one one-hundredth interest in a share of Series A junior participating preferred stock should approximate the value of one share of common stock.

The board of directors may redeem the rights for $0.001 per right at any time before any person or group becomes an acquiring person. If the board of directors redeems any rights, it must redeem all of the rights. Once the rights are redeemed, the only right of the holders of rights will be to receive the redemption price of $0.001 per right. The redemption price will be adjusted if we effect a stock split or stock dividend of common stock.

After a person or group becomes an acquiring person, but before an acquiring person owns 50% or more of the outstanding shares of common stock, the board of directors may extinguish the rights by exchanging one share of common stock or an equivalent security for each right, other than rights held by the acquiring person.

SELLING STOCKHOLDERS

We are registering for resale an aggregate of 1,578,445 shares of our outstanding common stock, par value $0.001, to be sold by the selling stockholders set forth herein. Such shares include 491,488 shares issued to the former securityholders of Plan Data Management, Inc. (“PDM”) at the closing of the acquisition of PDM by us (the ”Closing Shares”) pursuant to that certain Agreement and Plan of Merger, dated as of October 26, 2006, by and among us, PDM, and the other parties named therein (the “Merger Agreement”), and up to 1,086,957 shares of common stock that may be issued to the former PDM securityholders pursuant to the terms of the Merger Agreement upon the achievement of specified revenue milestones (the “Performance Shares”). The actual number of Performance Shares to be issued will be calculated by dividing the amount of the future payments to be paid in shares of our common stock under the Merger Agreement upon the achievement of the revenue milestones, by the average of our closing stock prices for the 20 trading days ending five days prior to the specified payment date.

Upon the closing of the Merger Agreement, we paid to the former PDM securityholders an aggregate payment of $16,000,000, including payment of approximately $8,000,000 in cash and issuance of the Closing Shares at a value of approximately $16.28 per share, which was calculated in accordance with the terms of the Merger Agreement. We have agreed to pay to the former PDM securityholders future aggregate payments of (i) up to $5,000,000 on or before June 30, 2007, (ii) up to $5,000,000 on or before December 31, 2008, and (iii) up to $8,000,000 on or before December 31, 2009, each of which are conditioned upon the achievement of certain revenue targets during the applicable measurement period. Additional contingent consideration may be paid on June 30, 2009 if certain revenue targets are satisfied. In no event will the aggregate consideration of all payments under the Merger Agreement exceed $42,000,000. All payments under the Merger Agreement are expected to be paid 50% in cash and 50% in shares of our common stock.

As described above, the maximum aggregate amount that will be paid by us to the former PDM securityholders under the Merger Agreement for any future payments is $26,000,000, of which it is expected that $13,000,000 will be paid in shares of our common stock. The issuance of all of the Performance Shares being registered for resale hereunder assumes both the achievement of all milestones set forth in the Merger Agreement and an average closing price of our common stock, at the time of issuance, of $11.96 per share, which equals the lowest closing price of our common stock during the year ended December 31, 2006. On May 30, 2007, the last reported sale price of our common stock on the Nasdaq Global Select Market was $18.45 per share.

The following table sets forth: (1) the name of each selling stockholder for whom we are registering the resale of shares under this registration statement; (2) the number of shares of our common stock owned by such selling stockholder prior to this offering; (3) the number of shares of our common stock being offered pursuant to this prospectus; and (4) the number of shares, and (if one percent or more) the percentage of the total outstanding shares, of our common stock owned by such selling stockholder after this offering. The number of shares of common stock being offered by the selling stockholders pursuant to this prospectus consists solely of those shares of common stock issued, or to be issued, in connection with the Merger Agreement.

Name of Selling Stockholders(1)	Common Stock Owned Prior to the Offering(2)	Common Stock Being Offered Pursuant to this Prospectus(2)(3)	Common Stock Owned Upon Completion of the Offering	Percentage of Common Stock Owned After Completion of the Offering
Stephen B.C. Jackson	922,456	922,456	0	—
Jean-Jacques Roboh Trust†	105,698	105,698	0	—
W. Thorpe McKenzie†	230,614	230,614	0	—
Jean-Jacques Roboh†	124,916	124,916	0	—
Jana Furda	46,123	46,123	0	—
William McCann	7,687	7,687	0	—
Katherine Frank	23,061	23,061	0	—
Robert McGinley	26,905	26,905	0	—
Steven B. Kaminsky	39,154	39,154	0	—
John DeMetropolis	3,844	3,844	0	—

Name of Selling Stockholders(1)	Common Stock Owned Prior to the Offering(2)	Common Stock Being Offered Pursuant to this Prospectus(2)(3)	Common Stock Owned Upon Completion of the Offering	Percentage of Common Stock Owned After Completion of the Offering
Tara Mahl	4,612	4,612	0	—
Lissa Woo	307	307	0	—
Mir Akram Ali	3,075	3,075	0	—
Steven Atwell	769	769	0	—
Brookes Mckenzie	5,381	5,381	0	—
Long Long Liu	3,075	3,075	0	—
Peter Stroczan	3,844	3,844	0	—
Peter Kay	2,306	2,306	0	—
Abdul Majeed Mohammed	154	154	0	—
Urszula Niemiec†	3,459	3,459	0	—
Amalia Mann	231	231	0	—
Adam Poturnicki	154	154	0	—
Alex Kaplan	769	769	0	—
Michael Clarke	154	154	0	—
John Kelly	577	577	0	—
Jessica Lopez	231	231	0	—
Divya Jayapal	231	231	0	—
Bill Schmelling†	3,075	3,075	0	—
Arthur Goshin†	3,075	3,075	0	—
John Fries†	3,075	3,075	0	—
Michael Feldman†	1,025	1,025	0	—
Richard Padget†	1,025	1,025	0	—
Frank Randazzo†	1,025	1,025	0	—
Richard Lieberman†	3,075	3,075	0	—
Manon Ruben†	3,075	3,075	0	—
Virginia Fajardo†	135	135	0	—
Alice Wright†	77	77	0	—

(1)

Each of the selling stockholders (with the exception of those designated with †) are currently serving as our employees. Other than as disclosed herein, none of the selling securityholders have held any position or office with, or had any material relationship with us, or any of our predecessors or affiliates, within the past three years.

(2)

The amounts set forth in this column assume the issuance of all of the Performance Shares, which presumes the achievement of all of the milestones specified in the Merger Agreement, and an average stock price of our common stock at the time the Performance Shares are issued of $11.96, which is equal to the lowest closing price of the common stock during the year ended December 31, 2006. The actual number of shares issued to each of the selling stockholders in connection with the Merger Agreement may vary significantly depending on the extent to which the milestones in the Merger Agreement are obtained and the market price of our common stock at the time such shares are issued.

(3)	The amounts set forth in this column assume that each selling stockholder will sell all of the shares of our Common Stock being offered pursuant to this prospectus.

There can be no assurance that any of the shares offered hereby will be sold. Information concerning the selling stockholders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary.

PLAN OF DISTRIBUTION

General

The selling stockholders may, from time to time, sell any or all of their respective shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders will act independently of us in making decisions regarding the timing, manner and size of each sale. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the date of this prospectus;

•	agreements with broker-dealers to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as a principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling stockholders. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed an amendment or supplement to this prospectus under Rule 424(b), if required, or under other applicable provisions of the Securities Act and the rules and regulations promulgated thereunder, amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, donees, or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed an amendment or supplement to this prospectus under Rule 424(b), if required, or under other applicable provisions of the Securities Act and the rules and regulations promulgated thereunder, amending the list of selling stockholders to include the transferee, donee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders, and any broker-dealers or agents that are involved in selling the shares of common stock, may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay all fees and expenses incident to the registration and distribution of the shares of common stock, other than underwriting discounts and commissions. We estimate these fees and expenses will be approximately $40,000.

The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by the selling stockholders. If we are notified by the selling stockholders that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, we will, if required, file a supplement to this prospectus. If the selling stockholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of our common stock and activities of the selling stockholders.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon for us by Stradling Yocca Carlson & Rauth, a Professional Corporation, Newport Beach, California.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2006, and management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule and management’s assessment are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

INCORPORATION BY REFERENCE

We disclose important information to you by referring you to documents that we have previously filed with the SEC or documents that we will file with the SEC in the future. The information incorporated by reference is considered to be part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede information in this prospectus. We incorporate by reference the documents listed below into this prospectus, and any future filings made by us after the date of this prospectus, with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until we terminate this offering. We hereby incorporate by reference the following documents:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed with the SEC on March 16, 2007;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, filed with the SEC on May 8, 2007;

•

our Current Reports on Form 8-K, filed with the SEC on January 16, 2007, February 5, 2007, February 15, 2007, March 12, 2007, March 27, 2007, April 11, 2007, April 12, 2007, April 17, 2007, April 27, 2007, May 15, 2007 and June 22, 2007; and

•

the description of our capital stock contained in our registration statement on Form 8-A filed with the SEC on October 1, 1999, including any amendment or report filed for the purpose of updating such description.

To the extent that any information contained in any Current Report on Form 8-K, or any exhibit thereto, was furnished to, rather than filed with, the SEC, such information or exhibit is specifically not incorporated by reference in this prospectus, unless specifically stated otherwise.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus is modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded does not, except as so modified or superseded, constitute a part of this prospectus.

We will provide without charge to each person to whom a copy of this prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the foregoing documents incorporated by reference herein, including exhibits specifically incorporated by reference in such documents but excluding all other exhibits to such documents. Requests should be made to:

The TriZetto Group, Inc.

567 San Nicolas Drive, Suite 360

Newport Beach, California 92660

Attention: Investor Relations

(800) 569-1222

WHERE YOU CAN FIND MORE INFORMATION

We have filed a Registration Statement on Form S-3, including amendments thereto, relating to the common stock offered by this prospectus, with the SEC. This prospectus, which constitutes a part of this Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules which are part of this Registration Statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to us and the shares of common stock offered hereby, reference is made to such Registration Statement, exhibits and schedules.

We also file annual, quarterly and current reports and other information with the SEC. You may read and copy any materials that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. All reports filed by us with the SEC are also available free of charge via EDGAR through the SEC website at http://www.sec.gov. In addition, we provide copies of our Forms 8-K, 10-K, 10-Q, Proxy and Annual Report at no charge to investors upon request and make electronic copies of our most recently filed reports available through our website at http://www.trizetto.com as soon as reasonably practicable after filing such material with the SEC.